# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amer Sports, Inc., CIK 0001988894
CUSIP: G0260P102
Title of class of securities: Ordinary share, par value EUR 0.0300580119630888 each
Address of issuer's principal executive offices: SILTASAARENKATU 8-10, FL-00530, HELSINKI, Finland (H9), 00511
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0000950170-24-139085
Filed by CIK 0001795487
Persons authorized to receive notices and communications: Brian Lee, Esq., FountainVest Partners, 2501, Two IFC, 8 Finance Street, Central, Hong Kong, Hong Kong (K3), 00000, 852-3972 3900; Daniel Dusek, Esq., Goodwin Procter, 38 Flr, Edinburgh Twr, 15 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 00000, 852 3658 5300

## Reporting persons
- Baseball Investment Limited (CIK 0002009861): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,407,041; sole dispositive power 0; shared dispositive power 26,407,041; aggregate amount beneficially owned 26,407,041 (4.8% of the class)
- Baseball Investment II Limited (CIK 0002010169): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,692,307; sole dispositive power 0; shared dispositive power 7,692,307; aggregate amount beneficially owned 7,692,307 (1.4% of the class)
- FountainVest China Capital Partners GP3 Ltd. (CIK 0001795487): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 34,099,348; sole dispositive power 0; shared dispositive power 34,099,348; aggregate amount beneficially owned 34,099,348 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary share, par value EUR 0.0300580119630888 each
Name of issuer: Amer Sports, Inc.
Address of issuer's principal executive offices: SILTASAARENKATU 8-10, FL-00530, HELSINKI, Finland (H9), 00511
Comment:
Explanatory Note:

This Amendment No. 2 (this "Amendment No.2") amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 15, 2024 by the Reporting Persons with respect to the ordinary shares, par value EUR 0.0300580119630888 per share (the "Ordinary Shares"), of Amer Sports, Inc., a company organized under the laws of the Cayman Islands (the "Issuer"), as amended by the Amendment No.1 thereto filed on December 20, 2024 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

Baseball Investment Limited ("Baseball I"), a company organized and existing under the laws of Cayman Islands, Baseball Investment II Limited ("Baseball II"), a company organized and existing under the laws of British Virgin Islands, and FountainVest China Capital Partners GP3 Ltd. ("FountainVest GP"), a company organized and existing under the laws of Cayman Islands, are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Baseball I is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd., a company organized and existing under the laws of Cayman Islands. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest GP.

Baseball II is wholly-owned by Baseball Topco Investment Ltd., which in turn is wholly-owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the "FountainVest Funds"). Each of FountainVest Funds is controlled and managed by its general partner, FountainVest GP.

Each of Baseball I and Baseball II is principally an investment holding vehicle. The address of the principal office of Baseball I is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal office of Baseball II is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The principal business of each of FountainVest GP, FV Mascot TopCo Partners, L.P., FV Mascot Partners GP Ltd. and FountainVest Funds is investment management. The address of the principal office of each of FountainVest GP, FV Mascot TopCo Partners, L.P., FV Mascot Partners GP Ltd. and FountainVest Funds is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Certain Information required by this Item 2 concerning the directors and/or executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated by reference in this Item 2.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The address of the principal office of Baseball I is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal office of Baseball II is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The address of the principal office of FountainVest GP is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.
Present principal occupation or employment: Item 2(c) of the Schedule 13D is hereby amended and restated as follows: Each of Baseball I and Baseball II is principally an investment holding vehicle. The principal business of FountainVest GP is investment management.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated as follows:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated as follows:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated as follows:

The information contained in row 6 on each of the cover pages of the Schedule 13D is hereby incorporated by reference in this Item 2(f).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 28, 2025, Baseball I entered into an underwriting agreement (the "Underwriting Agreement") with Goldman Sachs & Co. LLC and BofA Securities, Inc. (collectively, the "Underwriters") and the Issuer, pursuant to which the Underwriters agreed to purchase 35,000,000 Ordinary Shares from Baseball I (the "May 2025 Offering"). The May 2025 Offering was closed on May 30, 2025.

In connection with the May 2025 Offering, on May 28, 2025, each of Baseball I and Baseball II entered into a lock-up letter agreement (collectively, "May 2025 Lock-up Letters") with the Underwriters. Pursuant to the May 2025 Lock-up Letters, Baseball I and Baseball II, with limited exceptions, may not (and may not cause any of their direct or indirect affiliates to) (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares (such Ordinary Shares, options, rights, warrants or other securities, collectively, "Lock-Up Securities"), including without limitation any such Lock-Up Securities now owned or hereafter acquired by such lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) of this paragraph, in each case without the prior written consent of the Underwriters, for a period of 60 days after the date of final prospectus for the May 2025 Offering.

The forgoing description of the Underwriting Agreement and the May 2025 Lock-up Letters contained herein is qualified in its entirety by reference to the Underwriting Agreement and accompanying form of the May 2025 Lock-up Letters, a copy of which is attached hereto as Exhibit 99.5, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

Calculation of the percentage of Ordinary Shares beneficially owned by Reporting Persons as noted on the cover pages of the Schedule 13D, as amended by this Amendment No. 2, is based on 554,571,446 Ordinary Shares outstanding as of March 31, 2025 as disclosed in the final prospectus filed by the Issuer with the SEC on May 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, as amended by this Amendment No. 2, and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of this Schedule 13D is hereby amended and restated as follows: Except as disclosed in the Schedule 13D, as amended by this Amendment No. 2, none of the Reporting Persons has, and to the best knowledge of the Reporting Persons, none of persons named in Schedule A to this Schedule 13D has, effected any transaction in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of this Schedule 13D is hereby amended and restated as follows: Except as disclosed in the Schedule 13D, as amended by this Amendment No. 2, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6(a) of this Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4(a) of this Amendment No. 2 is hereby incorporated by reference in this Item 6(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

Schedule A Instruction C Persons Information
Exhibit 99.5 Underwriting Agreement (including the accompanying form of May 20205 Lock-up Letter)(incorporated by reference to Exhibit 1.1 to the Form 6-K, filed by the Issuer with the SEC on May 30, 2025).

## Signatures
- Baseball Investment Limited: /s/ Neil Gray, Neil Gray / Director (06/02/2025)
- Baseball Investment II Limited: /s/ Jarladth Travers, Jarladth Travers / Director (06/02/2025)
- FountainVest China Capital Partners GP3 Ltd.: /s/ Brian Lee, Brian Lee / Authorized Signatory (06/02/2025)